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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     The Estee Lauder 2002 Trust (1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   c/o Leonard A. Lauder   The Estee Lauder Companies         767 Fifth Avenue
--------------------------------------------------------------------------------
                                    (Street)

   New York,                          NY                 10153
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     The Estee Lauder Companies, Inc.    (EL)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     April 2002
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

                           Trust with Insider Trustees
--------------------------------------------------------------------------------


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)/            of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount             Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (month/date     Code     V                 (D)             and 4)         (Instr.4) (Instr. 4)
                                       /year)
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
Class A Common Stock                     (3)                                                      (3), (5)      (3), (5)
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$6.50 Cumulative Redeemable
   Preferred Stock                       (3)                                                      (3), (6)      (3), (6)
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                                                          of         Form
                2.                                                                                        Deriv-     of
                Conver-                     5.                                 7.                         ative      Deriv-  11.
                sion                        Number of                          Title and Amount           Secur-     ative   Nature
                or                          Derivative         6.               of Underlying     8.      ities      Secur-  of
                Exer-              4.       Securities         Date             Securities        Price   Bene-      ity:    In-
                cise     3.        Trans-   Acquired (A)       Exercisable and  (Instr. 3 and 4)  of      ficially   Direct  direct
                Price    Trans-    action   or Disposed        Expiration Date  ----------------  Deriv-  Owned      (D) or  Bene-
1.              of       action    Code     of(D)              (Month/Day/Year)        Amount     ative   at End     In-     ficial
Title of        Deriv-   Date      (Instr.  (Instr. 3,         ----------------        or         Secur-  of         direct  Owner-
Derivative      ative    (Month/   8)       4 and 5)           Date     Expira-        Number     ity     Month      (I)     ship
Security        Secur-   Day/      ------   ------------       Exer-    tion           of         (Instr. (Instr.    (Instr. (Instr.
(Instr. 3)      ity      Year)     Code V               (A)(D) cisable  Date    Title  Shares     5)      4)         4)      4)
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
Class B
Common Stock    1:1      4/5/2002  G(2) V   10,188,803  D      Immed.   NA      Class  10,188,803 NA      2,001,049  (3)
                                                                                A                         (3)
                                                                                Common
                                                                                Stock
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Class B
Common Stock    1:1      4/5/2002  G(2) V   10,188,803  A      Immed.   NA      Class  10,188,803 NA      10,188,803 D(4)
                                                                                A                         (4)
                                                                                Common
                                                                                Stock
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Contract
(TRACES II)     (3)      (3)                                                    Class  (3)                (3)        (3)
(3)                                                                             A
                                                                                Common
                                                                                Stock
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====================================================================================================================================


Explanation of Responses:



(1) Designated filer on behalf of (a) the Reporting Person (the "EL 2002 Trust"), of which RSL and LAL are co-Trustees and beneficiaries, (b) The Estee Lauder 1994 Trust (the "EL 1994 Trust"), (c) Ronald S. Lauder ("RSL"), a Director, executive officer (Chairman Clinique Laboratories, Inc.) and a 10% owner of the Issuer, (d) Leonard A. Lauder ("LAL"), Chairman of the Board of Directors and a 10% owner of the Issuer, and
         (e) Evelyn H. Lauder ("EHL") (who is the spouse of LAL), an executive officer (Senior Corporate Vice President) of the Issuer.


(2) On April 5, 2002, the EL 1994 Trust, of which RSL and LAL were at the time co-Trustees and beneficiaries, transferred by gift 10,188,803 shares of Class B Common Stock to the Reporting Person in a transaction that did not affect the beneficial ownership of these shares.


(3) On April 8, 2002, RSL and LAL resigned as co-Trustees of the EL 1994 Trust. As a result of the foregoing, the EL 1994 is no longer subject to Section 16 and RSL and LAL have ceased to be beneficial owners of the securities held by the EL 1994 Trust. On April 8, 2002, the EL 1994 Trust owned directly (a) 4,498,951 shares of Class A Common Stock, (b) 2,001,049 shares of Class B Common Stock, (c) 2,916,000 shares of $6.50 Cumulative Redeemable Preferred Stock ("Preferred Stock"), and (d) a forward purchase agreement (the "Contract") entered into on February 17, 1999 with the Estee Lauder Automatic Common Exchange Security Trust II (the "TRACES II Trust"), a trust not affiliated with any Reporting Person of the Issuer, in connection with an offering of certain securities issued by the TRACES II Trust. The Contract obligates the EL 1994 Trust to deliver to the TRACES II Trust on May 23, 2002 not fewer than 3,380,200 and not more than 3,988,438 shares of Class A Common Stock or, at the EL 1994 Trust's option, in lieu of shares, an amount of cash equal to the then Average Market Price (as defined in the Contract) of the number of shares otherwise deliverable.

(4) At April 30, 2002, after the transactions above, the amounts of Class B Common Stock beneficially owned by:


         (a) RSL includes (i) 24,255,555 held directly, (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald S. Lauder 1996 Trust, (iii) 10,188,803 shares held indirectly as co-Trustee and beneficiary of the EL 2002 Trust, and (iv) 3,846,154 shares held indirectly as a general partner of Lauder & Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.). RSL disclaims beneficial ownership of the shares in clauses (ii), (iii) and (iv) to the extent he does not have a pecuniary interest in such securities.


         (b) LAL includes (i) 3,829,216 shares held indirectly as grantor of a grantor retained annuity trust (the "GRAT"), (ii) 42,705,540 shares held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P. (a limited partnership in which LAL has sole voting and investment power), (iii) 3,846,154 shares held indirectly as general partner of Lauder & Sons L.P. (LAL is also a trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.), and (iv) 10,188,803 shares held indirectly as co-Trustee and beneficiary of the EL 2002 Trust. LAL disclaims beneficial ownership of the shares in clauses (i), (ii), (iii) and (iv) to the extent he does not have a pecuniary interest in such securities.


         (c) EHL includes 60,569,713 shares held indirectly by her husband, LAL. EHL disclaims beneficial ownership of securities owned indirectly by her husband, LAL.


(5) At April 30, 2002, after the transactions above, the amounts of Class A Common Stock beneficially owned by:


         (a) RSL includes (i) 1,000,000 shares held directly, (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald
                  S. Lauder 1996 Trust, (iii) 15,384 shares held indirectly as a general partner of Lauder & Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.), and (iv) 1,300,000 shares held indirectly as co-Trustee of The Estee Lauder 2001 Charitable Trust (the "EL 2001 Trust"). RSL disclaims beneficial ownership of the shares in clauses (ii), (iii) and (iv) to the extent he does not have a pecuniary interest in such securities. RSL has a short position of 7,394,986 shares of Class A Common Stock established prior to the Issuer's initial public offering.


         (b)      LAL includes (i) 5,150,269 shares held directly,
                  (ii) 2,355, 782 shares held indirectly as grantor of the GRAT,
                  (iii) 3,579,302 shares held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P., (a limited partnership in which LAL has sole voting and investment power), (iv) 15,384 shares held indirectly as general partner of Lauder & Sons L.P., (v) 1,300,000 shares held indirectly as co-Trustee and beneficiary of the EL 2001 Trust, and (vi) 390,000 shares indirectly which are held directly by his wife, EHL. LAL disclaims beneficial ownership of the shares in clauses (ii), (iii), (iv) and (v) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (vi) owned by his wife.


         (c) EHL includes (i) 390,000 shares held directly, (ii) 5,150,269 shares held directly by her husband, LAL, and (iii) 7,250,468 shares held indirectly by her husband, LAL. EHL disclaims beneficial ownership of securities owned directly or indirectly by her husband, LAL.


(6) At April 30, 2002, after the transactions above, RSL did not beneficially own any shares of Preferred Stock and the amounts of Preferred Stock beneficially owned by:


         (a) LAL includes 683,980 shares held indirectly as co-Trustee and beneficiary of The LAL 1995 Preferred Stock Trust. LAL disclaims beneficial ownership of such securities to the extent he does not have a pecuniary interest in such securities.

         (b) EHL includes 683,980 shares held indirectly by her husband, LAL. EHL disclaims beneficial ownership of securities owned directly or indirectly by her husband, LAL.


Reminder: Report on a separate line for each class of securities beneficially, amend directly or indirectly.

*        If the Form is filed by more than one reporting person, see instruction
         4(b)(v).

** International misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.


                        /s/ Leonard A. Lauder                   8/05/2002
                        --------------------------------       -------------
                        **Signature of Reporting Person            Date
                           Leonard A. Lauder, Trustee




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